                                      FILED BY FREEMARKETS, INC. AND ADEXA, INC.


                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                     AND DEEMED FILED PURSUANT TO RULE 14A-12 OF
                                             THE SECURITIES EXCHANGE ACT OF 1934

                                                    SUBJECT COMPANY: ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913


               THE FOLLOWING IS A SUMMARY OF A SLIDE PRESENTATION
                             GIVEN BY ADEXA, INC. ON
                                 MARCH 13, 2001



                                   Vista 2001
                                User Conference

                       March 12-15, 2001 - San Diego, CA

Vista 2001
User Conference

                       Adexa Past, Present and the Future

                                  Cyrus Hadavi
                                CEO & President
                                   Adexa, Inc.
                                 March 13, 2001

                                                                   [Adexa logo]

Vista 2001
User Conference

                                     Agenda

-        YEAR 2000 EVENTS
-        iCollaboration Direction
-        Adexa & FreeMarkets

                                                                   [Adexa logo]

Vista 2001
User Conference

                           Year of Significant Growth

     [GRAPHIC DEPICTING ANNUAL REVENUES IN MILLIONS FROM 1995 THROUGH 2000]

                                                                    [Adexa logo]

Vista 2001
User Conference

                             Strong Global Presence

                     [WORLD MAP DEPICTING COMPANY LOCATIONS]

                                                                    [Adexa logo]

Vista 2001
User Conference


                               Number of Employees

          [GRAPHIC DEPICTING NUMBER OF EMPLOYEE FROM 1995 THROUGH 2000]

                                                                    [Adexa logo]

Vista 2001
User Conference

                                 Target Markets

-        Semiconductor
-        High-Tech / Electronics
-        Soft goods / CPG
-        Automotive,
         Aerospace & Defense

                                                                    [Adexa logo]

Vista 2001
User Conference

                               Our New Customers


                           [GRAPHIC OF CUSTOMER LOGOS]


                                                                    [Adexa logo]

Vista 2001
User Conference


                            . . . & Repeat Customers


                               [LIST OF CUSTOMERS]

                                                                    [Adexa logo]

Vista 2001
User Conference

                         Automotive, Aerospace & Defense


                           [GRAPHIC OF CUSTOMER LOGOS]

                                                                    [Adexa logo]

Vista 2001
User Conference

                            Announcing New Alliances


                           [GRAPHIC OF PARTNER LOGO]
                                                                   [Adexa logo]

Vista 2001
User Conference

                            Announcing New Alliances


                           [GRAPHIC OF PARTNER LOGOS]
                                                                   [Adexa logo]

Vista 2001
User Conference

                        Alliances (greater than) 1 year


                           [GRAPHIC OF PARTNER LOGOS]

                                                                    [Adexa logo]

Vista 2001
User Conference

                                 Newest Partners


                           [GRAPHIC OF PARTNER LOGOS]

                                                                    [Adexa logo]

Vista 2001
User Conference

                                     Agenda

-        Year 2000 Events
-        iCOLLABORATION DIRECTION
-        Adexa & FreeMarkets

                                                                    [Adexa logo]

Vista 2001
User Conference

                         What do our customers want?

Reduce Cost              Increase Revenues          Increase Business Velocity


                                                                    [Adexa logo]

Vista 2001
User Conference

                             Adexa Solutions Enable


OPTIMIZATION                              COLLABORATION                              BUSINESS PROCESS AUTOMATION
------------                              -------------                              ---------------------------
Industry recognized as best supply        Enables intra- and inter-enterprise,       Provides workflow and business
chain technology for direct materials     real-time collaboration for demand         agents to enable exception handling
on the market!                            planning & ATP through private             and auto-messaging in real time.
                                          exchanges.

                                                                    [Adexa logo]

Vista 2001
User Conference

                              Version 5 Highlights

          [GRAPHICS CONNECTING OPTIMIZATION, COLLABORATION AND BUSINESS
                              PROCESS AUTOMATION]


1.  Builds on Optimization leadership
         -    Scaleable
         -    Adaptable
         -    Single Data Model

2.   Expands Collaboration Platform
         -    Browser Visibility
         -    Activity Workflow
         -    Messaging and Alerts
         -    Exception Reporting
         -    Multi-tier Visibility

3.   Extends Automation/Integration
         -    Operational Workflow
         -    Process Standards
         -    B2B integration
         -    Business Objects

                                                                    [Adexa logo]

Vista 2001
User Conference

                          The iCollaboration Sollution

                      [GRAPHIC DEPICTING BUSINESS PROCESS]

iCollaboration                           Enterprises        Private Exchanges     Public Exchanges*
                                         -----------        -----------------     -----------------

Distributed Enterprise Planning               X                                           X

Sell-side Collaboration                       X                     X                     X

Buy-side Collaboration                        X                     X                     X


* Hosted solution also available for ASP

                                                                    [Adexa logo]

Vista 2001
User Conference

                           The iCollaboration Solution


[GRAPHIC DEPICTING BUSINESS PROCESS]       1.  Distributed enterprise planning


For coordinating a global, multi-tiered supply chain . . .

o        SCP to synchronize supply and demand across an extended supply chain

o PP to increase throughput and decrease inventory by optimizing utilization of finite materials and capacity

o SCI to maintain the unified data and manage complex workflow between enterprise systems as changes occur

o CSCM to support alerts, performance measurement, and multi-user personalized collaboration on supply chain model

                                                                    [Adexa logo]

Vista 2001
User Conference

                           The iCollaboration Solution


[GRAPHIC DEPICTING BUSINESS PROCESS]                 2.  Sell-side collaboration


For automated sell-side collaboration . . .

o        CDP to collaborate with customers on demand forecasts

o COM to initiate alerts and support personalized and secure order collaboration with customers over the Internet

o SCI to automate B2B integration between the enterprise and its customers


                                                                    [Adexa logo]

Vista 2001
User Conference

                           The iCollaboration Solution


[GRAPHIC DEPICTING BUSINESS PROCESS]                 3.  Buy-side collaboration


For automated buy-side collaboration . . .

o        CSP to collaborate with suppliers on materials and capacity forecasts

o CPM to initiate alerts and support personalized and secure order collaboration with suppliers over the Internet

o SCI to automate B2B integration between the enterprise and its suppliers


                                                                    [Adexa logo]

Vista 2001
User Conference

                                     Agenda

-        Year 2000 Events
-        iCollaboration Direction
-        ADEXA & FREEMARKETS

                                                                   [Adexa logo]

Vista 2001
User Conference


                      Forces on Direct Materials Solutions

[GRAPHIC DEPICTING WITH ARROWS THE RELATIONSHIP BETWEEN THE ENTERPRISE, DISTRIBUTOR/VAR, CUSTOMERS, MARKETPLACES, CONTRACT MANUFACTURER, SUPPLIERS AND SUPPLIER HUB. GRAPHIC DEPICTS VARIOUS FORCES ON THE DIRECT MATERIALS SOLUTION:
GLOBALIZATION AND OUTSOURCES, SHORTER LIFECYCLES, GREATER COMPLEXITY, CUSTOMER PRESSURE, MASS CUSTOMIZATION, AND ACCELERATED VELOCITY.]


                                                                    [Adexa logo]

Vista 2001
User Conference

                              End to End Solution


Supply Chain Configuration:
Find, negotiate, and source from the highest-quality, most efficient global suppliers

Supply Chain Operators:
Seamlessly collaborate and optimize supply chain performance with those suppliers for maximum response to customer needs

                                                                    [Adexa logo]

Vista 2001
User Conference

                           Summary of Joint Solutions

o    Strategic Sourcing
     o Supplier network, marketplace intelligence, sourcing software and services


o    Private exchange
     o    Buy side, Enterprise, and sell-side solutions


o    Supplier enablement solutions
     o Connectivity, supply chain planning and Available-to-Promise capabilities


o    Public exchange
     o    Multi-industry servicing, collaborative supply chain
     o    Exchange operations

o    Joint new products
     o    Intelligent purchasing systems
     o    Design collaboration
     o    Component management


                                                                    [Adexa logo]

Vista 2001
User Conference

                    Integration Points of FreeMarkets & Adexa


o    Supplier identification
o    Supplier's Part numbers
o    Supplier's maximum quantity per period


eSource  o  Component forecast      iCollaboration  o  Provide ATP
         o  Production schedule                     o  Balance demand and supply
                                                    o  Allocate material
                                                       and capacity
                                                    o  Allow partner visibility

o    Material shortages/excess
o    Synchronized supply chain
o    Aggregated build plan
o    New Products
o    Changes in demand

                                                                   [Adexa logo]

Vista 2001
User Conference

                        Immediate Value to Our Customers

Buyer Benefits

o    Provide better visibility to suppliers
o    Provide real-time ATP to customers
o    Inventory reduction
o    More responsive to customers
o    Lower cost


Supplier Benefits

o    Better visibility to customers
o    Real-time Available-To-Promise
o    Joint inventory reduction
o    Lower cost

                                                                    [Adexa logo]

Vista 2001
User Conference

                                   Thank You!

                                                                    [Adexa logo]

FORWARD-LOOKING STATEMENTS

Statements in this report that are not historical facts, including those statements that refer to Adexa's or FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, the risks of integrating Adexa's business with FreeMarkets' business, market acceptance of FreeMarkets' products and services, the competitive nature of the e-commerce market, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers, and FreeMarkets' ability to attract and retain qualified personnel. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets has filed a Registration Statement on SEC Form S-4 in connection with its acquisition of Adexa, Inc., and FreeMarkets expects to mail a Joint Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the approval of the definitive agreement and the merger. A description of any interests that such directors and executive officers have in the transaction will be available in the Joint Proxy Statement/Prospectus.